Exhibit 12.1

RATIO OF EARNINGS TO FIXED CHARGES

(unaudited)

(dollars in millions)

	December 31,
	2009	2008	2007	2006	2005
Income before income taxes	$1,272	$1,016	$1,820	$525	$373
Less: Net income (loss) attributable to non-controlling interests[1]	22	(155)	364	16	3

Pre-tax income attributable to BlackRock, Inc.	1,250	1,171	1,456	509	370
Add: Fixed charges	104	102	80	25	18
Distributions of earnings from equity method investees	18	28	23	2	3
Less: (Losses) earnings from equity method investees	30	(294)	84	6	12

Pre-tax income before fixed charges	$1,342	$1,595	$1,475	$530	$379

Fixed charges:
Interest expense	$68	$69	$52	$13	$11
Interest expense on uncertain tax positions[2]	8	5	2	—	—
Portion of rent representative of interest	28	28	26	12	7

Total fixed charges	$104	$102	$80	$25	$18

Ratio of earnings to fixed charges	12.9x	15.6x	18.4x	21.2x	21.1x

[1]	Includes redeemable and nonredeemable non-controlling interests.
[2]	Interest expense on uncertain tax positions, in accordance with ASC 740-10, Income Taxes has been recorded within income tax expense on the consolidated statements of income.